Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Waters, Kenneth R.	2. Issuer Name and Ticker or Trading Symbol POMEROY COMPUTER RESOURCES, INC. (PMRY)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 4644 East Indian Bend Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 31-1227808	4. Statement for Month/Day/Year 01/06/2003
(Street) Paradise Valley, AZ 85283		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.01								11,500	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$15.41	01/05/2003		J			2,500	06/13/2003	01/05/2003 1	Common Stock (par value $0.01)	2,500		5,000	D
Stock Options (Right to Buy)	$23.39	01/05/2003		J				04/10/1999	04/05/2003 1	Common Stock, par value $0.01)	2,500		5,000	D
Stock Options (Right to Buy)	$15.64	01/05/2003		J				06/13/2002	04/05/2003 1	Common Stock, par value $0.01	2,500		5,000	D
Explanation of Responses:

1. Mr. Waters has resigned his position as a Director of Pomeroy Computer Resources, Inc. In the event a director ceases to be a member of the Board, an Option may be exercised by the Director (to the extent that the Director was entitled to do so at the time he/she ceased to be a member of the Board) at any time within three (3) months after he/she ceases to be a member of the Board, but not beyond the term of the Option.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Kenneth R. Waters **Signature of Reporting Person Kenneth R. Waters	01/08/2003 Date
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